BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.    Reporting Issuer

       Silver Standard Resources Inc.
       #1180 — 999 West Hastings Street
       Vancouver, B.C.   V6C 2W2

2.    Date of Material Change

       December 19, 2002

3.    Press Release

       A news release was issued in Vancouver, B.C. on December 19, 2002.

4.    Summary of Material Change

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report the closing on December 18, 2002, of a US$2,227,500 private placement of 550,000 units at a price of US$4.05 per unit. Each unit consists of one common share and 0.55 of one non-transferable common share purchase warrant. Each whole warrant is exercisable on payment of US$5.05 into one common share of Silver Standard for a period of two years from closing. The common shares and any shares issued on exercise of warrants are subject to a four-month hold period that expires at midnight, April 18, 2003.

5.    Full Description of Material Changes

       See attached news release 02-22.

6.    Reliance on Section 85(2) of the Act

       N/A

7.    Omitted Information

       NIL

8.    Senior Officers

       Names:    R.A. Quartermain, President and Director
                       Linda J. Sue, Corporate Secretary

       Business Tel.:   (604) 689-3846

9.    Statement of Senior Officer

       The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 20th day of December, 2002

"Linda J. Sue"
_________________________________
Linda J. Sue, Corporate Secretary

December 19, 2002	Trading Symbols:
News Release 02-22	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD CLOSES US$2.23 MILLION PRIVATE PLACEMENT

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report the closing on December 18, 2002, of a US$2,227,500 private placement of 550,000 units at a price of US$4.05 per unit. Each unit consists of one common share and 0.55 of one non-transferable common share purchase warrant. Each whole warrant is exercisable on payment of US$5.05 into one common share of Silver Standard for a period of two years from closing. The common shares and any shares issued on exercise of warrants are subject to a four-month hold period that expires at midnight, April 18, 2003.

Elliott International, L.P. and The Liverpool Limited Partnership, part of a US$2 billion group of funds, are the purchasers and already hold a 56.6% interest in Sunshine Argentina, Inc., the holder of the rights to the Pirquitas silver project in Argentina. Silver Standard holds the remaining 43.4% interest in Sunshine Argentina, Inc. and is the operator of the Pirquitas silver project. The private placement expands on the relationship between the parties.

Silver Standard now has approximately C$17.0 million in cash, with core silver-dominant projects located in Australia, Argentina, Chile, Mexico and the United States.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.